Exhibit p.24

Fort Baker Capital Management LP

CODE OF ETHICS

As an investment adviser, Fort Baker owes its Clients the highest duty of loyalty and relies on each Employee to avoid conduct that is or may be inconsistent with that duty. It is also important for Employees to avoid actions that, while they may not actually involve a conflict of interest or an abuse of a Client’s trust, may have the appearance of impropriety.

Fort Baker serves as investment manager to pooled investment vehicles (“Fund Clients”). This Code of Ethics and Conduct (the “Code”) sets forth Fort Baker’s policies and procedures regarding its duty of loyalty to Clients.

GENERAL CONCEPTS

A. Basic Principles

This Code is based on a few basic principles that should pervade all investment-related activities of all Employees, personal as well as professional: (i) the interests of Fort Baker’s Clients come before Fort Baker’s interests or any Employee’s interests; and (ii) each Employee’s professional activities and personal investment activities must be consistent with this Code and avoid any actual or potential conflict between the interests of Clients and those of Fort Baker or the Employee.

B. “Covered Accounts”

Many of the procedures, standards and restrictions in this Code govern activities in “Covered Accounts.” These consist of:

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Securities accounts of which Fort Baker is a beneficial owner, provided that investment partnerships or other funds of which Fort Baker or any affiliated company is a general partner or from which Fort Baker or such a company receives fees based on capital gains are generally not considered Covered Accounts, despite the fact that Fort Baker or Employees may be considered to have an indirect beneficial ownership interest in them; and

•

Each securities account registered in an Employee’s name and each account or transaction in which an Employee has any direct or indirect “beneficial ownership interest” (other than accounts of investment limited partnerships or other investment funds not specifically identified by the Chief Compliance Officer as “Covered Accounts”). These include spousal accounts and accounts of other immediate family members in the Employee’s household such as accounts of a minor child.

C. “Beneficial Ownership”

The concept of “beneficial ownership” of securities is broad. It includes not only securities a person owns directly, and not only securities owned by others specifically for his or her benefit, but also (i) securities held by his or her spouse, minor children and relatives who live full time in his or her home, and (ii) securities held by another person if by reason of any contract, understanding, relationship, agreement or other arrangement the Employee obtains benefits substantially equivalent to ownership.

Note: This broad definition of “beneficial ownership” does not necessarily apply for purposes of other securities laws or for purposes of estate or income tax reporting or liability. An Employee may declare that the reporting or recording of any securities transaction should not be construed as an admission that he or she has any direct or indirect beneficial ownership in the security for other purposes.

D. “Excepted Securities”

Excepted Securities means:

•	Transactions in Securities issued or guaranteed by any national government that is a member of the Organization for Economic Cooperation and Development, or any agency or authority thereof;

Fort Baker Capital Management LP

•	Transactions in Securities issued or guaranteed by any state, local or municipal government or any agency or body thereof (e.g. “Munis”)

•	Money market instruments defined as bankers’ acceptances, bank certificates of deposit, commercial paper, repurchase agreements and other high quality short-term debt instruments;

•	Shares issued by money market funds;

•

Transactions in open-end funds, Exchange Traded Funds (“ETFs”), SPDR’s and shares of other UIT’s or vehicles covering broad based indices or linked to track movements in the price of underlying commodities such as oil or gold;

Note: for purposes of this section, open-end funds, ETFs, SPDRS and other UTIs or vehicles including 25 or more companies will be deemed “broad based indices”. ETFs that include only stock of commodities companies (such as oil and mining companies) will not qualify for this exemption unless they include the securities of 25 or more companies.

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Transactions that occur by operation of law or under any other circumstance in which neither an Employee nor any member of his/her family/household exercises any discretion to buy or sell or made recommendations to a person who exercises such discretion (i.e. a stock split, receipt of merger proceeds, etc.).

•	Purchases of Securities pursuant to an automatic dividend reinvestment plan.

•

Purchases pursuant to the exercise of rights issued pro rata to all holders of the class of securities held by an Employee (or family/household member) and received by an Employee (or family/household member) from the issuer.

Non-Excepted Securities are securities not defined above.

E. Specific Rules are not Exclusive

This Code’s procedures, standards, and restrictions do not and cannot address each potential conflict of interest. Rather, they attempt to prevent some of the more common types of problems. Ethics and faithful discharge of our fiduciary duties require adherence to the spirit of this Code and activities other than personal securities transactions could involve conflicts of interest. If there is any doubt about a transaction for a reportable account or for an Employee’s personal account, the Chief Compliance Officer should be consulted.

ILLEGAL ACTIVITIES

As a matter of policy and the terms of each Employee’s employment, the following types of activities are strictly prohibited:

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Using any device, scheme or artifice to defraud, or engaging in any act, practice, or course of conduct that operates or would operate as a fraud or deceit upon, any client or prospective client or any party to any securities transaction in which Fort Baker or any of its Clients is a participant;

•

Making any untrue statement of a material fact or omitting to state to any person a material fact necessary in order to make the statements Fort Baker has made to such person, in light of the circumstances under which they are made, not misleading;

•	Engaging in any act, practice, or course of business that is fraudulent, deceptive, or manipulative, particularly with respect to a client or prospective client; and

•

Causing Fort Baker, acting as principal for its own account or for any account in which Fort Baker or any person associated with Fort Baker, to make an investment in violation of any applicable law, rule or regulation of a governmental agency.

INSIDER TRADING

Employees are prohibited from engaging in what is commonly known as “insider trading”: (i) trading, either in a Covered Account or on behalf of any other person (including Client accounts), on the basis of material nonpublic information; or (ii)communicating material nonpublic information to others in violation of the law. Although the insider trading prohibitions extend to the activities of each Employee, it is not anticipated that Employees will routinely receive “inside information.” However, to educate Employees, more information describing “insider trading” and the penalties for such trading is set forth below.

Fort Baker Capital Management LP

A. Insider Trading Prohibitions

The laws concerning insider trading generally prohibit:

•	the purchase or sale of securities by an insider, on the basis of material non-public information;

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the purchase or sale of securities by a non-insider, on the basis of material non-public information where the information was disclosed to the non-insider in violation of an insider’s duty to keep the information confidential or was misappropriated; or

•	the communication of material non-public information in violation of a confidentiality obligation where the information leads to a purchase or sale of securities.

Certain information obtained by the Firm that does not constitute “inside” information still constitutes confidential information that must be protected by Employees. See DUTIES OF CONFIDENTIALITY below.

B. Definition of Insider

The concept of “insider” is broad. It includes the officers, directors, employees and majority shareholders of a company. In addition, a person can be considered a “temporary insider” of a company if he or she enters into a confidential relationship in the conduct of the company’s affairs and, as a result, is given access to company information that is intended to be used solely for company purposes. A temporary insider can include, among others, a company’s attorneys, accountants, consultants, investment bankers, commercial bankers and the employees of such organizations. Analysts are usually not considered insiders of the companies that they follow, although if an analyst is given confidential information by a company’s representative in a manner in which the analyst knows or should know to be a breach of that representative’s duties to the company, the analyst may become a temporary insider.

C. Material Information

“Material” information is generally defined as information that a reasonable investor would likely consider important in making his or her investment decision, or information that is reasonably certain to have a substantial effect on the price of a company’s securities. Information that should be considered material includes, but is not limited to: dividend changes, earnings estimates, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidity problems, and extraordinary management developments. Material information does not have to relate to a company’s business, it can be significant market information.

D. Nonpublic Information

Information is nonpublic unless it has been effectively communicated to the market place (i.e. generally disseminated to the public). For example, information found in a report filed with the SEC or appearing in Dow Jones, The Wall Street Journal or another publication of general circulation is considered public.

E. Penalties for Insider Trading

A person can be subject to some or all of the penalties set forth below even if he or she does not personally benefit from the violation. Penalties may include:

•	civil injunctions;

•	disgorgement of profits;

•	jail sentences;

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fines for the person who committed the violation of up to three times the profit gained, or loss avoided (per violation or illegal trade), whether or not the person actually benefited from the violation; and

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fines for the employer or other controlling person of the person who committed the violation of up to the greater of $1,000,000 or three times the amount of the profit gained, or loss avoided (per violation or illegal trade).

Fort Baker Capital Management LP

In addition, any violation of the procedures set forth in this Code can be expected to result in serious sanctions by the Firm, including dismissal of the persons involved.

F. Procedures Regarding the Receipt of Material Nonpublic Information.

If any employee receives any information that may constitute material nonpublic information, the employee (i) must not buy or sell any securities (including options or other securities convertible into or exchangeable for such securities) for a Covered Account or a Client account, (ii) must not communicate such information to any other person (other than the Chief Compliance Officer) and (iii) should discuss promptly such information with the Chief Compliance Officer. Under no circumstances should such information be shared with any persons not employed by the Firm, including family members and friends.

FRONTRUNNING AND SCALPING

No Employee may engage in what is commonly known as “front running” or “scalping”: buying or selling securities in a Covered Account, prior to Clients, in order to benefit from any price movement that may be caused by Client transactions or Fort Baker’s recommendations regarding the security. No Employee may buy or sell a security when he or she knows Fort Baker is actively considering the security for purchase or sale (as applicable) in Client accounts. Employee transactions in options, derivatives or convertible instruments that are related to a transaction in an underlying security for a client (“inter-market front-running”) are subject to the same restrictions.

PERSONAL ACCOUNT TRADING

Personal trading for any Covered Account should never be conducted in such a way as to create any questions of “front running,” otherwise taking personal advantage of the trading activity that is conducted for Fort Baker, or in any way seeking personal profits at the expense of the trading conducted for Fort Baker. A trader’s first priority in all trading decisions must be to benefit the Firm’s Clients.

A. Pre-Approval of Securities Transactions

Trading the Excepted Securities is allowed and no preclearance is required. Employees are prohibited from purchasing non-Excepted Securities in Covered Accounts. In special circumstances, the CCO may give permission to Employees to trade non-Excepted Securities in Covered Accounts subject to the CCO’s preclearance. Employees may (subject to the CCO’s preclearance) sell legacy positions in Covered Accounts. Unless otherwise specified, approvals will be effective for three trading days from the time that the approval was received, and it may take up to one full trading day for an approval to be granted (or denied)2.

Private Placements and IPO’s

The Firm prohibits purchasing Initial Public Offerings and Limited Offerings. However, in special circumstances the CCO may give permission to Employees regarding Initial Public Offerings and Limited Offerings in Covered Accounts. In those circumstances, purchases (or recommendations) of securities for Covered Accounts in private placements and IPO’s must be cleared in advance. In determining whether to approve any such transaction for a Fort Baker Employee, the Chief Compliance Officer or the Managing Member will consider, among other factors, whether the investment opportunity should be reserved for Client accounts and whether the investment opportunity is being offered to the Fort Baker Employee by virtue of his or her position with Fort Baker.

1.	Restricted List

Fort Baker maintains a restricted list of securities for which the Firm or an Access Person may have material nonpublic information. The CCO shall distribute the list upon request but in any event no less than annually or upon any change to the list. Preapproval is required prior to any transactions in a Restricted List security.

[2]	Notwithstanding pre-approval, Firm Employees have a continuing responsibility to monitor their compliance with the trading restrictions set forth the Code of Ethics.

Fort Baker Capital Management LP

B. Trading Restrictions

Except for accounts over which the Fort Baker Employee has no discretionary power, influence or control, the trading activity set out below is prohibited in any personal account without specific prior authorization from the Chief Compliance Officer permitting these transactions notwithstanding the restriction. However, Fort Baker is aware that there will be specific instances in which a specific trade or an activity that is generally prohibited can be conducted without detriment to the interests of the clients of Fort Baker. In such circumstances, the individual should contact the Chief Compliance Officer.

1.	Fort Baker Strategies

An Employee may not engage in personal trading that is similar to the trading strategies of Fort Baker.

2.	Blackout Period

No Employee may directly or indirectly dispose of beneficial ownership in a security (other than Excepted Securities) on the same day a Client portfolio trades in that security. Nor may an Employee directly or indirectly dispose of beneficial ownership in a security on a day during which a client portfolio has a pending “buy” or “sell” order for that security of the same type (i.e., buy or sell) as the proposed personal trade until Client portfolio’s order is executed or withdrawn.

3.	Other Trading Restrictions

It is prohibited to engage in any trading (in a personal account or for Fort Baker) that violates the law3. In addition, an Employee may not receive from another party “hot tips,” favored commission rates, or other personal brokerage or other trading benefits in exchange for the Employee’s giving the other party Firm business, such as allocation of brokerage, or any other benefit. Receiving gifts or entertainment consistent with Fort Baker’s Gift and Entertainment Policy is permissible, as is attendance at sponsored seminars or conferences within the guidelines contained in that Policy, but in all instances, it is important to avoid even the appearance of providing business in exchange for personal benefits.

Fort Baker has implemented a holding period of 30 days for pre-approved trades.

C. Reporting Accounts, Holdings and Transactions4

All Fort Baker Employees are required to disclose to the Chief Compliance Officer all personal securities, futures and commodities accounts. In addition, except for the excepted securities set out in the “Excepted Securities” section above, each Employee must disclose all other investment positions that are not held in such accounts (e.g., private placements). These holdings reports must be current as of date not more than 45 days prior to the individual becoming an access person (initial report) or the date the report is submitted (annual report).

In addition, at hire and within ten (10) days of opening a new account, it must be disclosed to the Chief Compliance Officer, together with the name of the financial institution, the account title, the account number, whether the account is restricted by the terms of the account relationship to holding only cash and excepted securities set out in below and the investment power, influence or control status of the account.

1.

Duplicate Account Statements and Trade Confirmations. Except with respect to the accounts set out below, each Fort Baker Employee must ensure that the Chief Compliance Officer timely receives duplicate account statements (at least quarterly) and trade confirmations for each of the Fort Baker Employee’s personal accounts. The account statements are required to include the Fort Baker Employee’s personal holdings and transactions occurring in the account, as well as the other applicable account identifying information commonly included in account statements.

[3]	For example, an Employee may not trade on the basis of material non-public information.
[4]	The Firm consents to Employees having existing accounts, and opening new accounts, provided that they comply with the disclosure and reporting requirements of this Code.

Fort Baker Capital Management LP

2.

The following accounts do not require duplicate account statements and trade confirmations to be sent to the Compliance Department: (i) an account over which the Fort Baker Employee has no discretionary power, influence or control; and (ii) an account that is restricted by the terms of the account relationship to holding only cash and the excepted securities set out in the “Excepted Securities” section above.

The CCO will review all reports submitted pursuant to the Personal Account Trading policy for potentially abusive behavior, and will compare Employee trading with Clients’ trades as necessary. Upon review, the CCO will initial and date each report received, and will attach a written description of any issues noted. Any personal trading that appears abusive may result in further inquiry by the CCO and or/sanctions, up to and including dismissal. The Firm utilizes My RIA Compliance platform to monitor Employee holdings and transactions.

OUTSIDE BUSINESS ACTIVITIES AND SERVICE AS A DIRECTOR

Employees are prohibited from engaging in outside business activities without the prior written approval of the CCO. Approval will be granted on a case-by-case basis, subject to careful consideration of potential conflicts of interest, disclosure obligations, and any other relevant regulatory issues.

No Employee may serve as a director of a publicly held company without prior approval by the Chief Compliance Officer based upon a determination that service as a director would not be averse to the interests of any client. In the limited instances in which such service is authorized, Employees serving as directors will be isolated from other Employees who are involved in making decisions as to the securities of that company through procedures determined by the Chief Compliance Officer to be appropriate in the circumstances.

GIFTS AND ENTERTAINMENT

In order to address conflicts of interest that may arise when Fort Baker or an Employee of Fort Baker accepts or gives a gift, entertainment, or other items of value, Fort Baker places certain restrictions on gifts and entertainment that are given or received in relation to the business of the Firm. As a general matter, a gift or invitation to an event may not influence or present the appearance of influence upon a business decision, transaction or service. Employees may not make referrals to service providers if the Employee expects to personally benefit in any way from the referral.

A. Gifts to Fort Baker Employees

No Employee may receive gifts from a Client, Investor or vendor of more than $300 value without the pre-approval of the CCO. The Fort Baker Employee receiving a gift of more than nominal value must inform the Chief Compliance Officer of the gift and fill out Gift and Entertainment Form in My RIA Compliance platform. The Chief Compliance Officer will review gifts of more than nominal value for suitability. While the Chief Compliance Officer may grant exceptions under certain circumstances, gifts of more than $500 are generally not suitable.

B. Event Tickets or Meals

Vendors may offer tickets to sporting events, concerts, meals or other forms of entertainment to Employees of Fort Baker. Employees attending any events should at all time conduct themselves in a manner that will reflect positively on Fort Baker.

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Vendor or Client in Attendance. Acceptance of an occasional invitation from a client or vendor for a meal or event is within the guidelines of this Policy. Moderate entertaining (such as a dinner provided by a vendor) may be appropriate.

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Vendor or Client is Not in Attendance. If the vendor or client is not in attendance, the event or meal will be considered a gift. An Employee may only receive gifts of nominal value, unless the Chief Compliance Officer grants an exception.

Fort Baker Capital Management LP

C. Gifts Sent by Fort Baker

Fort Baker may send gifts to its Investors of up to $300. Gifts with a value greater than $300 may not be made by an Employee to any Fort Baker Client, Investor, or vendor without written permission of the Chief Compliance Officer. The Chief Compliance Officer will determine the suitability of all gifts in advance of the gift(s) being made.

D. Cash Gifts

No Employee may give or accept cash gifts or cash equivalents to or from a Client, Investor, or vendor or any other entity that does business with or on behalf of the firm.

E. Political Contributions Made by Fort Baker Employees

Political contributions are subject to the policies and procedures outlined in the Policies and Procedures Manual section titled “Pay to Play”. Refer to that section or speak to the Chief Compliance Officer before making any political contributions.

DUTIES OF CONFIDENTIALITY

Fort Baker and its Employees may receive confidential information from their Clients, issuers of securities, or other third parties. Such confidential information may include, among other things, (i) proprietary information that is not “material” or (ii) information that could be embarrassing for the Client, issuer or third party if disclosed. Even information that appears commonplace, such as the name of a Client, issuer or third party may, either alone or when coupled with other available information, constitute proprietary, sensitive or confidential information. Therefore, all information that an Employee obtains through the Firm should be considered confidential unless that information is specifically available to the public.

A. Procedures Regarding Use and Treatment of Confidential Information.

1.

No Personal Use. All confidential information, whatever the source, may be used only in the discharge of the Employee’s duties with the Firm. Confidential information may not be used for any personal purpose, including the purchase or sale of securities.

2.

Treatment of Confidential Information. Fort Baker encourages each Employee to be aware of, and sensitive to, the treatment of confidential information. Each Employee is encouraged not to discuss such information unless necessary as part of his or her duties and responsibilities with Fort Baker, and to remove confidential information from conference rooms, reception areas or other areas where third parties may inadvertently see it. Under no circumstances may confidential information be shared with any person, including any spouse or other family member, who is not an Employee.

OTHER PROHIBITIONS

It is a prohibited practice for Fort Baker employees to borrow funds or securities from a Client. An employee is also prohibited from loaning funds or securities to a Client. Loaning funds could influence decisions made on behalf of the Client and create a conflict of interest due to the indebtedness of the Client to the employee.

Personal Gain on Client Accounts

Employees are prohibited from sharing in Client gains or losses. This prohibition is designed to eliminate potential conflicts of interest.

Fort Baker Capital Management LP

PROCEDURES AND SANCTIONS

A. Certification of Compliance.

By January 30th of each year, each Employee must certify that he or she has read and understands this Code, that he or she recognizes that this Code applies to him or her, and that he or she has complied with all of the rules and requirements of this Code that apply to him or her. Attestations may be delivered directly to the Chief Compliance Officer using My RIA Compliance Platform.

B. Exceptions.

Where the Chief Compliance Officer determines that strict compliance with certain of the specific rules prescribed above would be detrimental to Clients’ interests or the limitations on an Employee’s legitimate interests that would result would not be justified by resulting protection of Clients’ interests, he or she may approve particular transactions or types of transactions that do not comply with all particulars of such rules. He or she will specify the limits and basis for each such exception.

C. Retention or Reports and Other Records.

The Chief Compliance Officer will maintain at Fort Baker’s principal office for at least five (5) years a confidential (subject to inspection by regulatory authorities) record of each reported violation of this Code and of any action taken as a result of such violation. The Chief Compliance Officer will also cause to be maintained in appropriate places all other records relating to this Code that are required to be maintained by Rule 204-2 under the Investment Advisers Act of 1940.

D. Reports of Violations.

Any Employee who learns of any violation, apparent violation, or potential violation of this Code is required to advise the Chief Compliance Officer as soon as practicable. The Chief Compliance Officer will then take such action as may be appropriate under the circumstances.

E. Sanctions.

Upon discovering that any Employee has failed to comply with the requirements of this Code, Fort Baker may impose on that Employee whatever sanctions management considers appropriate under the circumstances, including censure, suspension, limitations on permitted activities, or termination of employment.

WHISTLEBLOWER POLICY

This policy establishes procedures for the receipt, review, and retention of complaints relating to illegal activity or activities and/or violations of Fort Baker’s written policies and procedures, including this Code. The Firm is committed to complying with all applicable SEC rules and regulations, application federal and state securities law, accounting standards, accounting controls, and audit practices. While the Firm does not encourage frivolous complaints, the Firm does expect its officers, Employees, and agents to report any irregularities and other suspected wrongdoing regarding questionable commodities/futures compliance, securities compliance, accounting or auditing matters. It is the Firm’s policy that its Employees may submit complaints of such information on a confidential and anonymous basis without fear of dismissal or retaliation of any kind. This policy applies only to reports concerning violations.

The Chief Compliance Officer is responsible for overseeing the receipt, investigation, resolution, and retention of all complaints submitted pursuant to this policy.

This policy was adopted to:

a.	Cause violations to be disclosed before they can disrupt the business or operations of the Firm, or lead to serious loss;

b.	Promote a climate of accountability and full disclosure with respect to the Firm’s accounting, internal controls, compliance matters, and Code of Ethics; and

Fort Baker Capital Management LP

c.	Ensure that no individual feels at a disadvantage for raising legitimate concerns.

This policy provides a means whereby individuals can safely raise, at a high level, serious concerns and disclose information that an individual believes in good faith relates to violations of the Compliance Manual, Code of Ethics, or law.

Reporting Persons Protected

This policy and the related procedures offer protection from retaliation against officers, Employees, and agents who make any complaint with respect to perceived violations (referred to herein as a “Reporting Person”), provided the complaint is made in good faith. “Good faith” means that the Reporting Person has a reasonably held belief that the complaint made is true and has not been made either for personal gain or for any ulterior motive.

The Firm will not discharge, demote, suspend, threaten, harass, or in any manner discriminate or otherwise retaliate against any Reporting Person in the terms or conditions of his employment with the Firm based upon such Reporting Person’s submitting in good faith any complaint regarding a violation of any securities rule, regulation or internal firm policy. Any acts of retaliation against a Reporting Person will be treated by the Firm as a serious violation of Firm policy and could result in dismissal.

Scope of Complaints

The Firm encourages Employees and officers (“Inside Reporting Persons”) as well as non-Employees such as agents, consultants and investors (“Outside Reporting Persons”) to report irregularities and other suspected wrongdoings, including, without limitation, the following:

a.	Fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement of the Firm;

b.	Fraud or deliberate error in preparation and dissemination of any financial, marketing, informational, or other information or communication with regulators and/or the public;

c.	Deficiencies in or noncompliance with the Firm’s internal controls and procedures;

d.	Noncompliance with any SEC rule or regulation;

e.	Misrepresentation or false statement to or by a senior officer of the Firm regarding any matters in violation of state and/or federal securities laws; or

f.	Deviation from full and fair reporting of the Firm’s financial condition.

Confidentiality of Complaint

The Chief Compliance Officer will keep the identity of any Inside Reporting Person confidential and privileged under all circumstances to the fullest extent allowed by law, unless the Inside Reporting Person has authorized the Firm to disclose their identity.

The Chief Compliance Officer will exercise reasonable care to keep the identity of any Outside Reporting Person confidential until it launches a formal investigation. Thereafter, the identity of the Outside Reporting Person may be kept confidential, unless confidentiality is incompatible with a fair investigation, there is an overriding reason for identifying or otherwise disclosing the identity of such person, or disclosure is required by law, such as where a governmental entity initiates an investigation of allegations contained in the complaint. Furthermore, the identity of an Outside Reporting Person may be disclosed if it is reasonably determined that a complaint was made maliciously or recklessly.

Submitting Complaints

Inside Reporting Persons should submit complaints in accordance with the following procedures:

1.

Complaints must be submitted in writing and mailed in a sealed envelope to Firm’s principal place of business addressed as follows: Chief Compliance Officer, Confidential – To be Opened Only by the Chief Compliance Officer.

Fort Baker Capital Management LP

2.	The Chief Compliance Officer recommends that Inside Reporting Persons use the sample Complaint Form attached to this policy when reporting violations, Exhibit C.

3.

If they so desire, Inside Reporting Persons may request to discuss their complaint with the Chief Compliance Officer by indicating such desire and including their name and telephone number in the complaint.

4.

Inside Reporting Persons may report violations on an anonymous basis. The Chief Compliance Officer urges any Employee that is considering making an anonymous complaint to strongly consider that anonymous complaints are, by their nature, susceptible to abuse, less reliable, and more difficult to resolve. In addition, Employees considering making an anonymous complaint should be aware that there are significant rights and protections available to them if they identify themselves when making a complaint, and that these rights and protections may be lost if they make the complaint on an anonymous basis. Therefore, the Firm encourages Employees to identify themselves when making reports of violations. In responding to anonymous complaints, the Chief Compliance Officer will pay due regard to:

(i)	The fairness to any individual named in the anonymous complaint;

(ii)	The seriousness of the issue raised;

(iii)	The credibility of the information or allegations in the complaint, with allegations that are conclusory or that do not have a specific factual basis being likely to receive less credence; and

(iv)	The ability to ascertain the validity of the complaint and appropriately resolve the complaint without the assistance and cooperation of the person making the complaint.

Outside Reporting Persons should submit complaints concerning violations in accordance with the following procedures:

1.

Complaints may be submitted by e-mail to the Chief Compliance Officer or by a written letter in a sealed envelope to Firm’s principal place of business addressed as follows: Chief Compliance Officer, Confidential – To be Opened Only by the Chief Compliance Officer. The Chief Compliance Officer recommends that Outside Reporting Persons use the sample Complaint Form attached to this policy when reporting violations, Exhibit C.

2.	Outside Reporting Persons are required to disclose their identity in any complaints submitted under this policy. Complaints submitted by non-Employees on an anonymous basis may not be reviewed.

Investigation of Complaints

Upon receipt of a complaint, the Chief Compliance Officer (or his designated representative) will confirm the complaint pertains to a violation. Investigations will be conducted as quickly as possible, taking into account the nature and complexity of the complaint and the issues raised therein. Any complaints submitted pursuant to this policy that do not relate to a violation will be returned to the Reporting Person, unless the Reporting Person’s identity is unknown.

1.	The Chief Compliance Officer may enlist Employees of the Firm and outside legal, accounting and other advisors, as appropriate, to conduct an investigation of a complaint.

2.

The results of each investigation will be reported promptly to the Chief Compliance Officer, who will then apprise the Managing Member, and prompt and appropriate remedial action will be taken as warranted in the judgment of the Managing Member or as otherwise directed by the Chief Compliance Officer. Any actions taken in response to a complaint will be reported to the Reporting Person to the extent allowed by law, unless the complaint was submitted on an anonymous basis.

3.

An Inside Reporting Person who is not satisfied with the outcome of the initial investigation or the remedial action taken with respect thereto, if any, may submit directly to the Chief Compliance Officer for its review a written complaint with an explanation of why the investigation or remedial action was inadequate. An Inside Reporting Person may submit a revised complaint on an anonymous basis in his sole discretion. The Inside Reporting Person should forward the revised complaint to the attention of the Chief Compliance Officer in the same manner as set out above for the original complaint.

4.

The Chief Compliance Officer will review the Reporting Person’s revised complaint, together with documentation of the initial investigation, and determine in its sole discretion if the revised complaint merits further investigation. The Chief Compliance Officer will conduct a subsequent investigation to the extent and in the manner they deem appropriate. The Chief Compliance Officer may enlist Employees of the Firm and outside legal, accounting and other advisors, as appropriate, to undertake the subsequent investigation. The Chief Compliance Officer or its designated representative will inform the Reporting Person of any remedial action taken in response to a Revised Complaint to the extent allowed by law, unless the complaint was submitted on an anonymous basis.

Fort Baker Capital Management LP

Retention of Complaints

The Chief Compliance Officer will maintain all complaints received, tracking their receipt, investigation, and resolution. All complaints and reports will be maintained in accordance with the Firm’s confidentiality and document retention policies.

Unsubstantiated Allegations

If a Reporting Person makes a complaint in good faith pursuant to this policy and any facts alleged therein are not confirmed by a subsequent investigation, no action will be taken against the Reporting Person. In submitting complaints, Reporting Persons should exercise due care to ensure the accuracy of the information reported. If, after an investigation, it is determined that a complaint is without substance or was made for malicious or frivolous reasons or otherwise submitted in bad faith, the Reporting Person could be subject to disciplinary action. Where alleged facts reported pursuant to this policy are found to be without merit or unsubstantiated: (i) the conclusions of the investigation will be made known to both the Reporting Person, unless the complaint was submitted on an anonymous basis, and, if appropriate, to the persons against whom any allegation was made in the complaint; and (ii) the allegations will be dismissed.

Reporting and Annual Review

The Chief Compliance Officer will submit periodic reports to the Managing Member of all complaints and any remedial actions taken in connection therewith. This policy will be reviewed annually by the Chief Compliance Officer, taking into account the effectiveness of this policy in promoting the reporting of violations of the Firm, but with a view to minimizing improper complaint submissions and investigations.

SEC Whistleblower Program

The Dodd-Frank Wall Street Reform and Consumer Protection Act provided the SEC with the authority to pay financial rewards to whistleblowers who provide new and timely information about any securities law violation. To be considered for an award, the SEC’s rules require that a whistleblower must voluntarily provide the SEC with original information that leads to the successful enforcement by the SEC of a federal court or administrative action in which the SEC obtains monetary sanctions totaling more than $1 million. The final rules do not require that employee whistleblowers report violations internally in order to qualify for an award.

Under the rules, a whistleblower who provides information to the SEC is protected from employment retaliation if the whistleblower possesses a reasonable belief that the information he or she is providing relates to a possible securities law violation that has occurred, is ongoing, or is about to occur. In addition, the rules make it unlawful for anyone to interfere with a whistleblower’s efforts to communicate with the SEC, including threatening to enforce a confidentiality agreement.

Fort Baker’s employees can report a concern directly to the SEC and Fort Baker will not interfere with a whistleblower’s efforts to communicate with the SEC. Further, Fort Baker will comply with the anti-retaliation provisions under the SEC whistleblower rules, as discussed above. SEC Office of the Whistleblower URL is https://www.sec.gov/whistleblower.

Fort Baker Capital Management LP